Exhibit 21.1

SUBSIDIARIES OF AGROFRESH SOLUTIONS, INC.

Subsidiary Legal Name	State or Country of Incorporation

AF Solutions Holdings LLC	Delaware

AgroFresh Inc.	Illinois

Athena Argentina S.R.L.	Argentina

Athena Chemicals Australia Pty Ltd.	Australia

Athena Belgium B.V.B.A.	Belgium

Athena Brasil Productos Químicos Ltda.	Brazil

Athena Canada ULC	Canada

Athena Chile Comercial Limitada	Chile

Athena Chemicals Technology Consulting (Shanghai) Company Limited	China

AF Holding France SAS	France

Athena Chemicals GmbH	Germany

Athena Italy S.R.L.	Italy

Athena Chemicals Japan LLC	Japan

Athena Chemicals Korea Ltd.	Korea

Athena Netherlands B.V.	Netherlands

Athena New Zealand Limited	New Zealand

Athena Polska Sp. z o.o.	Poland

Athena Chemicals Singapore Pte. Ltd.	Singapore

Athena Chemicals South Africa (Pty) Ltd	South Africa

Athena Chemicals Spain, S.L.	Spain

Athena Chemicals Switzerland GmbH	Switzerland

Athena Turkey Kimyasal Urunler Limited Sirketi	Turkey